Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152760

UNITED DEVELOPMENT FUNDING IV

SUPPLEMENT NO. 3 DATED JUNE 4, 2010
TO THE PROSPECTUS DATED NOVEMBER 12, 2009

This document supplements, and should be read in conjunction with, our prospectus dated November 12, 2009 relating to our offering of 35,000,000 common shares of beneficial interest, as supplemented by Supplement No. 1 dated January 8, 2010 and Supplement No. 2 dated February 17, 2010. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offering;

•	revised compensation to be paid in connection with our organization and operation; and

•	our real property loans and investments.

Status of our Public Offering

As of June 2, 2010, we had accepted subscriptions and issued an aggregate of 1,167,571 common shares of beneficial interest, consisting of 1,162,648 shares that have been issued in exchange for gross proceeds of approximately $23.2 million and another 4,923 shares issued in accordance with our distribution reinvestment plan. We will not admit residents of Pennsylvania as shareholders until we have received and accepted subscriptions aggregating at least $35 million. We will sell our common shares of beneficial interest in our offering until the earlier of November 12, 2011, unless extended by our board of trustees for an additional year or as otherwise permitted under applicable law, or the date on which the maximum amount has been sold.

Compensation

Footnote (4) to the table in the “Prospectus Summary – Estimated Use of Proceeds” section beginning on page 8 of the prospectus, footnote (4) to the table contained in the “Estimated Use of Proceeds” section beginning on page 60 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

(4)
For purposes of this table, we have assumed that 87% of gross offering proceeds (or 90.71% of gross proceeds from the total offering which includes the maximum number of shares registered in respect of both the primary offering and the distribution reinvestment plan) are used to make loans or acquire other real estate assets and to pay the fees and expenses related to the selection and acquisition of such investments.

The table in the “Prospectus Summary – Compensation to the Dealer Manager, and Our Advisor and Its Affiliates” section beginning on page 14 of the prospectus, the first table in the “Compensation” section beginning on page 109 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (50,000 shares)	Estimated Dollar Amount for Maximum Primary Offering (25,000,000 shares) (1)	Estimated Dollar Amount for Maximum Distribution Reinvestment Plan Offering (10,000,000 shares) (1)
Organizational and Offering Stage
Selling Commissions (paid to Realty Capital Securities)	6.5% of gross offering proceeds, subject to the volume discounts and other special circumstances described in the “Plan of Distribution” section of this prospectus. The dealer manager will reallow all selling commissions earned to soliciting dealers. No selling commissions will be paid for shares issued pursuant to our distribution reinvestment plan.	$65,000	$32,500,000	$0
Dealer Manager Fees (paid to Realty Capital Securities)	3.5% of gross offering proceeds before any reallowance to soliciting dealers, subject to the circumstances described in the “Plan of Distribution” section of this prospectus. The dealer manager may reallow all or a portion of its dealer manager fee to soliciting dealers. No dealer manager fee will be paid for shares issued pursuant to our distribution reinvestment plan.	$35,000	$17,500,000	$0
Organization and Offering Expenses (paid to our advisor)	3% of gross offering proceeds (except that no organization and offering expenses will be reimbursed with respect to sales under our distribution reinvestment plan).	$30,000	$15,000,000	$0

Type of Compensation	Form of Compensation	Estimated Dollar Amount for Minimum Offering (50,000 shares)	Estimated Dollar Amount for Maximum Offering (35,000,000 shares) (1)
Operational Stage
Acquisition and Origination Fees and Expenses (paid to our advisor or affiliates of our advisor) (2)
3% of net amount available for investment in secured loans and other real estate assets (after payment of selling commissions, dealer manager fees and organization and offering expenses); provided, however, that no acquisition and origination fees and expenses will be paid with respect to any asset level indebtedness we incur. The acquisition and origination fees and expenses that we pay will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our advisor or affiliates of our advisor with respect to our investment. We will not pay any acquisition and origination fees and expenses with respect to any participation agreement we enter into with our affiliates or any affiliates of our advisor for which our advisor or affiliates of our advisor previously has received acquisition and origination fees and expenses from such affiliate with respect to the same secured loan or other real estate asset.
		$25,340	$18,495,146
Advisory Fees (paid to our advisor) (3)
2% per annum of our average invested assets, including secured loan assets; provided, however, that no advisory fees will be paid with respect to any asset level indebtedness we incur. The fee will be payable monthly in an amount equal to one-twelfth of 2% of our average invested assets, including secured loan assets, as of the last day of the immediately preceding month; provided, however that no advisory fees will be paid with respect to any asset level indebtedness we incur.
		16,893 (4)	$12,330,097 (4)
Debt Financing Fees (paid to our advisor) (2)
1% of the amount made available to us pursuant to the origination of any line of credit or other debt financing, provided our advisor has provided a substantial amount of services as determined by the independent trustees. On each anniversary date of the origination of any such line of credit or other debt financing, an additional fee of 0.25% of the primary loan amount will be paid if such line of credit or other debt financing continues to be outstanding on such date, or a pro rated portion of such additional fee will be paid for the portion of such year that the financing was outstanding.
		$8,447, plus $2,112 annually (5)	$6,165,049, plus $1,541,262 annually (5)
Other Operating Expenses (reimbursed to our advisor) (6)
We will reimburse the expenses incurred by our advisor in connection with its provision of services to us, including our allocable share of the advisor’s overhead, such as rent, personnel costs, utilities and IT costs. We will not reimburse for personnel costs in connection with services for which our advisor or its affiliates receive fees pursuant to our advisory agreement.
		Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Subordinated Incentive Fee (paid to our advisor) (7)(8)
15% of the amount by which our net income for the immediately preceding year exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate a 10% annual cumulative, non-compounded return to investors. The fee will be paid annually and upon termination of the advisory agreement. If the fee is being paid upon termination of the advisory agreement, then such fee will be appropriately pro rated for a partial year and calculated based upon our net income and aggregate capital contributions for such partial year.
		Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Disposition/Liquidation Stage
Securitized Loan Pool Placement Fees (paid to our advisor) (9)(10)
From time to time, subject to terms and conditions approved by a majority of the independent trustees, the advisor, or its affiliates, we may structure the sale of our loans in securitized loan pools. Upon successful placement of the securitized loan pool interests, an affiliate of our advisor will be paid a fee equal to 2% of the net proceeds realized by us, provided our advisor or an affiliate of our advisor has provided a substantial amount of services as determined by the independent trustees.
		Actual amounts are dependent upon net proceeds realized from placement of loan pools and therefore cannot be determined at the present time.	Actual amounts are dependent upon net proceeds realized from placement of loan pools and therefore cannot be determined at the present time.
Disposition Fees (paid to our advisor or its affiliates) (8)(9)(10)
For substantial assistance in connection with the sale of properties, the lesser of one-half of the reasonable and customary real estate or brokerage commission or 2% of the contract sales price of each property sold; provided, however, that in no event may the disposition fees paid to our advisor, its affiliates and unaffiliated third parties exceed 6% of the contract sales price. Our independent trustees will determine whether the advisor or its affiliate has provided substantial assistance to us in connection with the sale of a property. Substantial assistance in connection with the sale of a property includes the advisor’s preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the advisor in connection with a sale.
		Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Subordinated Incentive Listing Fee (paid to our advisor) (8)(11)
Upon listing our common shares on a national securities exchange, our advisor will be entitled to a fee equal to 15% of the amount, if any, by which (1) the market value of our outstanding shares plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate a 10% annual cumulative, non-compounded return to investors.
		Actual amounts are dependent upon the market value of our outstanding shares at a later date and therefore cannot be determined at the present time.	Actual amounts are dependent upon the market value of our outstanding shares at a later date and therefore cannot be determined at the present time.

(1)
The estimated maximum dollar amounts are based on the sale to the public of a maximum of 25,000,000 shares at $20 per share and 10,000,000 shares under our distribution reinvestment plan at $20 per share.

(2)
From time to time, our advisor may direct us to pay all or a portion of the acquisition and origination fees and expenses directly to UMTH LD, our asset manager. Our advisor (or our asset manager, as the case may be) may also receive acquisition and origination fees paid by borrowers or investment entities; in such cases, the acquisition and origination fees and expenses that we pay to our advisor (or our asset manager, as the case may be) will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our advisor (or our asset manager, as the case may be) with respect to our investment. In no event will the total of all acquisition and origination fees and expenses, including debt financing fees, with respect to a particular loan, property acquisition or equity investment, from any source, exceed 6% of the funds advanced under the loan or the contract purchase price of the property or equity investment. Also, we may pay our advisor (or our asset manager, as the case may be) acquisition and origination fees and expenses upon the reinvestment of proceeds from capital transactions, such as the repayment of principal of a loan by a borrower, which shall not exceed 3% of the funds advanced under a new loan or the contract purchase price of the new property or equity investment; provided, however, that no such acquisition and origination fees and expenses will be paid with respect to any asset level indebtedness we incur. In all cases, acquisition and origination fees paid by us in respect of secured loans will not exceed 1% per annum when pro rated over the stated term of the respective loan.

(3)
“Average invested assets” for any period will be the average of the aggregate book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate, before reserves for depreciation or bad debts or other similar non-cash reserves computed by taking the average of such values at the end of each month during such period. During such periods in which we are obtaining regular independent valuations of the current value of our net assets for purposes of enabling fiduciaries of employee benefit plan shareholders to comply with applicable Department of Labor reporting requirements, aggregate assets value will be the greater of (a) the amount determined pursuant to the foregoing or (b) our assets’ aggregate valuation established by the most recent such valuation report without reduction for depreciation, bad debts or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets. However, for purposes of calculating the advisory fees, average invested assets will not include any asset level indebtedness we incur. Our advisor will be obligated to pay all expenses incurred by our advisor in connection with the services it provides, directly or indirectly, to us, including but not limited to asset management fees paid to UMTH LD.

(4)
These amounts are estimates based on our estimated use of proceeds. The actual amounts of the advisory fees to be paid to our advisor are dependant upon our average invested assets; provided that no advisory fees will be paid with respect to any asset level indebtedness we incur.

(5)
These amounts are estimates based on our estimated use of proceeds and our use of 50% fund level leverage. The actual amounts of the debt financing fees are dependant upon amounts available under lines of credit or other debt financing. Although we do not intend to incur the 300% level of indebtedness permitted by our declaration of trust (75% of the aggregate fair market value of our assets), as evidenced by our board of trustees’ policy to limit our fund level borrowing to no more than 50% of the aggregate fair market value of our assets, if we incurred indebtedness at the 300% level, debt financing fees would be approximately $25,341, plus $6,336 annually, if we sell the minimum offering amount and $18,495,147, plus $4,623,786 annually, if we sell the maximum total offering.

(6)
In the event that “total operating expenses” in any fiscal year exceed the greater of 2% of our average invested assets (as defined in footnote 3 above) or 25% of our net income (as defined in footnote 7 below but excluding any gain from the sale of assets), and our independent trustees do not determine such excess expenses are justified, our advisor shall reimburse us the amount by which the aggregate annual expenses exceed the limitations. We may reimburse our advisor for operating expenses in excess of that limit in the event that a majority of our independent trustees determine, based on unusual and non-recurring factors, that a higher level of expense is justified for that year. In such an event, we will send notice to each of our shareholders within 60 days after the end of the fiscal quarter for which such determination was made, along with an explanation of the factors our independent trustees considered in making such determination.

Total operating expenses are defined as aggregate expenses of every character paid or incurred by the REIT as determined under GAAP that are related to our operation, including advisory fees, but excluding:

(a)
the expenses of raising capital such as organization and offering expenses, bona fide due diligence expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses, and tax incurred in connection with the issuance, distribution, transfer, registration, and stock exchange listing of our shares;

(b)	interest payments;
(c)	taxes;
(d)	non-cash expenditures such as depreciation, amortization and bad debt reserves;
(e)	reasonable incentive fees based on the gain realized upon the sale of our assets; and
(f)
acquisition and origination fees and expenses, debt financing fees, disposition fees on the resale of property, securitized loan pool placement fees and other expenses connected with the acquisition, disposition, and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair, and improvement of property).

(7)
“Net income” is calculated as total revenue for the applicable period, less the expenses applicable to such period other than additions to reserves for depreciation or bad debts or other similar non-cash reserves and exclude gain from sale of our assets.

(8)
The subordinated incentive fee, the disposition fee and the subordinated incentive listing fee, as the case may be, likely will be paid in the form of an interest bearing promissory note, although we may pay this fee with cash or common shares, or any combination of the foregoing. In addition, at our discretion, we may pay all or a portion of such promissory note with our common shares of beneficial interest. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act and, therefore, will be subject to restrictions on transferability. In no event will the amount paid to our advisor under the promissory note or notes, if any, including interest thereon, exceed the amount considered presumptively reasonable by the NASAA REIT Guidelines.

(9)
Although we are most likely to pay the securitized loan pool placement fees and/or the disposition fees to our advisor or an affiliate of our advisor in the event of our liquidation, these fees also may be earned during our operational stage.

(10)	Our declaration of trust provides that in no event shall the disposition fees payable by us to our advisor and its affiliates exceed 3% of the contract sales price.

(11)
If at any time our shares become listed on a national securities exchange, we will negotiate in good faith with our advisor a fee structure appropriate for an entity with a perpetual life or seek to internalize the advisory functions performed by our advisor. Our independent trustees will be required to approve any new fee structure negotiated with our advisor. The market value of our outstanding shares will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed.

The fourth bullet point in the “Estimated Use of Proceeds” section beginning on page 60 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

•
Acquisition and origination fees and expenses equal to 3% of the net amount available for investment after payment of selling commissions, dealer manager fees and organization and offering expenses, i.e., 3% of the funds advanced in respect of secured loans and 3% of the contract purchase price of other real estate investments, payable to our advisor and its affiliates in connection with the selection, evaluation, acquisition and/or origination of secured loans, and the selection, evaluation and acquisition of other real estate investments, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, nonrefundable option payments on properties that are not acquired, title insurance, and miscellaneous expenses related to the selection and acquisitions of investments, whether or not acquired; provided, however, that no acquisition and origination fees and expenses will be paid with respect to any asset level indebtedness we incur. The acquisition and origination fees and expenses that we pay will be reduced by the amount of any acquisition and origination fees and expenses paid by borrowers or investment entities to our advisor or affiliates of our advisor with respect to our investment. We will not pay any acquisition and origination fees and expenses with respect to any participation agreement we enter into with our affiliates or any affiliates of our advisor for which our advisor or affiliates of our advisor previously has received acquisition and origination fees and expenses from such affiliate with respect to the same secured loan or other real estate asset. Acquisition and origination fees and expenses, if any, will be paid by us with respect to each new loan we originate or acquire at the time we enter into or acquire the loan. Acquisition and origination fees and expenses, if any, will be paid by us with respect to each new real estate asset we acquire at the time such acquisition is closed.

The seventeenth paragraph of the “Management – Asset Manager and Its Affiliates” section beginning on page 103 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

In addition, at the discretion of our advisor, our asset manager may receive all or a portion of acquisition and origination fees paid by borrowers or investment entities with respect to our investments; in such cases, the acquisition and origination fees and expenses that we pay to our advisor (or our asset manager, as the case may be) will be reduced by the amount of any acquisition and origination fees and expenses paid by such borrowers or investment entities with respect to our investments. In no event will the total of all acquisition and origination fees and expenses with respect to a particular loan, property acquisition or equity investment, from any source, exceed 6% of the funds advanced under the loan or the contract purchase price of the property or equity investment. Also, at the discretion of our advisor, our asset manager may receive acquisition and origination fees and expenses upon the reinvestment of proceeds from capital transactions, such as the repayment of principal of a loan by a borrower, which shall not exceed 3% of the funds advanced under a new loan or the contract purchase price of the new property or equity investment. In all cases, acquisition and origination fees paid by us in respect of secured loans will not exceed 1% per annum when pro rated over the stated term of the respective loan.

Real Property Loans and Investments

The following information should be read in conjunction with the discussion contained in the “Investment Objectives and Criteria – Real Property Loans and Investments” section on page 85 of the prospectus and contains information regarding the material investments we have made as of the date of this supplement:

Loan Participation Agreement with United Development Funding III, L.P.

On March 24, 2010, we entered into two Participation Agreements (collectively, the “Participation Agreements”) with United Development Funding III, L.P., a Delaware limited partnership (“UDF III”), pursuant to which we purchased a 100% participation interest in UDF III’s lot inventory line of credit loan facilities (the “Lot Inventory Loans”) to Buffington Texas Classic Homes, LLC, a Texas limited liability company, and Buffington Signature Homes, LLC, a Texas limited liability company (collectively, “Buffington”). The purchase price for the participation interest is equal to the sum of $734,259.40, which is the outstanding balance of the Lot Inventory Loans on the purchase date, plus our assumption of all funding obligations of UDF III under the Lot Inventory Loans.

The Lot Inventory Loans provide Buffington, which is a homebuilding group, with financing for the acquisition of residential lots which are held as inventory to facilitate Buffington’s new home construction business in the greater Austin, Texas area. The Lot Inventory Loans are evidenced by promissory notes, are secured by first lien deeds of trust on the lots financed under the Lot Inventory Loans, and are guaranteed by Buffington’s parent company and an affiliate company of Buffington. When a lot is slated for residential construction, Buffington obtains an interim construction loan and the principal advanced for the acquisition of the lot is repaid under the Lot Inventory Loans.

Pursuant to the Participation Agreements, we will participate in the Lot Inventory Loans by funding UDF III’s lending obligations under the Lot Inventory Loans up to an aggregate maximum amount of $4,500,000. The Participation Agreements give us the right to receive repayment of all principal and accrued interest relating to amounts funded by us under the Participation Agreements. The interest rate for the Lot Inventory Loans is the lower of 14% or the highest rate allowed by law. Our participation interest is repaid as Buffington repays the Lot Inventory Loans.  For each loan originated to it, Buffington is required to pay interest monthly and to repay the principal advanced to it no later than 12 months following the origination of the loan.  The Lot Inventory Loans mature in August 2010.

UDF III is required to purchase back our participation interest in the Lot Inventory Loans (i) upon a foreclosure of UDF III’s assets by its lenders, (ii) upon the maturity of the Lot Inventory Loans, or (iii) at any time upon 30 days prior written notice from us. In such event, the purchase price paid to us will be equal to the outstanding principal amount of the Lot Inventory Loans on the date of termination, together with all accrued interest due thereon, plus any other amounts due to us under the Participation Agreements.

UDF III will continue to manage and control the Lot Inventory Loans while we own a participation interest in the Lot Inventory Loans. Pursuant to the Participation Agreements, we have appointed UDF III as our agent to act on our behalf with respect to all aspects of the Lot Inventory Loans; however, UDF III must obtain our consent to any modification or amendment of the Lot Inventory Loans, the acceleration of the Lot Inventory Loans and the enforcement of the rights and remedies available to the holder of the Lot Inventory Loans.

UMTH General Services, L.P., a Delaware limited partnership (“UMTH GS”), is our advisor and is responsible for managing our affairs on a day-to-day basis. UMTH GS has engaged UMTH Land Development, L.P., a Delaware limited partnership ("UMTH LD"), as our asset manager. UMTH LD is UDF III’s general partner. UMTH LD has organized an Investment Committee with the principal function of overseeing the investment and finance activities of the United Development Funding programs managed and advised by our advisor and UMTH LD. UDF III’s and our investment and finance activates are overseen by UMTH LD. UMTHLD owns an investment in Buffington Homebuilding Group, Ltd., which is the parent of Buffington.

Loan to Pine Trace Village, LLC

Effective March 29, 2010, we entered into a $5,250,000 loan (the “PT Loan”) to Pine Trace Village, LLC, an unaffiliated Texas limited liability company (“Pine Trace”). The PT Loan is evidenced and secured by a first lien deed of trust to be recorded against approximately 118 finished residential lots and undeveloped land in Pine Trace Village, a residential subdivision in Harris County, Texas.

The PT Loan is evidenced and secured by a first lien deed of trust, a promissory note, an assignment of a builder lot sale contract, an assignment of receivables from a municipal utility district, and other loan documents. The PT Loan is guaranteed by the parent company of Pine Trace. The interest rate under the PT Loan is the lower of 13% or the highest rate allowed by law. The PT Loan matures and becomes due and payable in full on March 29, 2012. The PT Loan provides Pine Trace with a $450,000 interest reserve, pursuant to which we will fund Pine Trace’s monthly interest payments and add the payments to the outstanding principal balance of the PT Loan. During the PT Loan term, Pine Trace is required to pay down the PT Loan by remitting to us all proceeds of lot sales and other property sales and all reimbursements and other payments received from the municipal utility district.  In connection with the PT Loan, Pine Trace agreed to pay a $52,500 origination fee to our asset manager, which was charged to Pine Trace and funded by us at the closing of the PT Loan.

In March 2010, an independent appraisal of the property securing the PT Loan found the “as is” value of the property to be approximately $5,631,000.

Loan to 165 Howe, L.P.

Effective April 19, 2010, we entered into a $2,203,050 loan (the “Howe Loan”) to 165 Howe, L.P., an unaffiliated Texas limited partnership (“Howe”). The Howe Loan is evidenced and secured by a first lien deed of trust to be recorded against 72 finished residential lots in Lago Vista at Bonds Ranch, a residential subdivision in Tarrant County, Texas.

The Howe Loan is evidenced and secured by a first lien deed of trust, a promissory note, assignments of builder lot sale contracts, and other loan documents. The Howe Loan is guaranteed by the parent company of Howe. The interest rate under the Howe Loan is the lower of 13% or the highest rate allowed by law. The Howe Loan matures and becomes due and payable in full on April 19, 2012. The Howe Loan provides Howe with a $235,000 interest reserve, pursuant to which we will fund Howe’s monthly interest payments and add the payments to the outstanding principal balance of the Howe Loan. During the Howe Loan term, Howe is required to pay down the Howe Loan by remitting to us all proceeds of lot sales.  In connection with the Howe Loan, Howe agreed to pay a $22,030 origination fee to our asset manager, which was charged to Howe and funded by us at the closing of the Howe Loan.

In March 2010, an independent appraisal of the property securing the Howe Loan found the “as is” value of the property to be approximately $3,168,000.

Loan to Cheldan MM, LLC

On April 26, 2010, we entered into a Construction Loan Agreement (the “Cheldan Loan Agreement”) with Cheldan MM, LLC, an unaffiliated Texas limited liability company (“Cheldan”), pursuant to which we agreed to provide an interim construction loan facility (the “Cheldan Loan Facility”) to Cheldan.

The Cheldan Loan Facility provides Cheldan, which is a homebuilding company, with up to $6,000,000 in residential interim construction financing for the construction of new homes in the greater Dallas / Fort Worth area and other counties approved by us. The Cheldan Loan Facility is evidenced and secured by the Cheldan Loan Agreement, promissory notes, first lien deeds of trust on the homes financed under the Cheldan Loan Agreement and various other loan documents, and is guaranteed by a principal of Cheldan.

The interest rate under the Cheldan Loan Facility is the lower of 13% per annum, or the highest rate allowed by law. Interest is payable monthly. Each loan financed under the Cheldan Loan Facility matures and becomes due and payable in full upon the earlier of (i) the sale of the home financed under the loan, or (ii) nine months after the loan was originated; provided, that the maturity of the loan may be extended up to 90 days following the original maturity date. Our obligation to fund loans terminates on April 26, 2011; provided, that the loan term may be extended for an additional year. At the closing of each loan, Cheldan will pay a 0.5% origination fee to our asset manager.

Loan to Buffington Signature Homes, LLC and Buffington Texas Classic Homes, LLC

On April 30, 2010, we entered into Construction Loan Agreements (collectively, the “Buffington Loan Agreements”) with Buffington, pursuant to which we agreed to provide interim construction loan facilities (collectively, the “Buffington Loan Facility”) to Buffington.

The Buffington Loan Facility provides Buffington, which is a homebuilding group, with up to $7,500,000 in residential interim construction financing for the construction of new homes in the greater Austin, Texas area and other Texas counties approved by us. The Buffington Loan Facility is evidenced and secured by the Buffington Loan Agreements, promissory notes, first lien deeds of trust on the homes financed under the Buffington Loan Facility and various other loan documents, and is guaranteed by the parent company and certain principals of Buffington.

The interest rate under the Buffington Loan Facility is the lower of 13% per annum, or the highest rate allowed by law. Interest is payable monthly. Each loan financed under the Buffington Loan Facility matures and becomes due and payable in full upon the earlier of (i) the sale of the home financed under the loan, or (ii) nine months after the loan was originated; provided, that the maturity of the loan may be extended up to 90 days following the original maturity date. Our obligation to fund loans terminates on October 28, 2010. At the closing of each loan, Buffington will pay a 0.5% origination fee to our asset manager.  Our asset manager owns an investment in Buffington Homebuilding Group, Ltd., which is the parent of Buffington.

Loan to CTMGT Granbury, LLC

Effective May 21, 2010, we entered into a $4,130,000 loan (the “Granbury Loan”) to CTMGT Granbury LLC and CTMGT, LLC (collectively, the “Granbury Borrower”), each an unaffiliated Texas limited liability company. The Granbury Loan is evidenced and secured by a promissory note, a first lien deed of trust to be recorded against approximately 333 acres of undeveloped land in Hood County, Texas, which is planned to be developed into a residential subdivision, and other loan documents. The Granbury Loan is guaranteed by a principal of the Granbury Borrower. At the closing, the full Granbury Loan amount was funded to the Granbury Borrower.

The interest rate under the Granbury Loan is the lower of 13% or the highest rate allowed by law. The Granbury Loan matures and becomes due and payable in full on May 21, 2013; provided, that the Granbury Borrower may qualify for a one-year extension of the Granbury Loan. We provided the Granbury Borrower with a $870,000 interest reserve, pursuant to which we will fund the Granbury Borrower’s monthly interest payments and add the payments to the outstanding principal balance of the Granbury Loan. In connection with the Granbury Loan, the Granbury Borrower agreed to pay a $75,000 origination fee to our asset manager, which was charged to the Granbury Borrower and funded by us at the closing of the Granbury Loan.

We may increase the amount of the Granbury Loan to $7,500,000 if the Granbury Borrower acquires an approximately 1,800 acre tract in the planned subdivision and provides us with additional collateral.

In April 2010, an independent appraisal of the property securing the Granbury Loan found the “as is” value of the property to be approximately $3,000,000.

Loan to One Prairie Meadows, LTD

Effective May 28, 2010, we entered into a $3,725,000 loan (the “OPM Loan”) to One Prairie Meadows, Ltd., an unaffiliated Texas limited partnership, FM 4 Plus, L.P., an unaffiliated Texas limited partnership and CTMGT, LLC, a n unaffiliated Texas limited liability company (collectively, the “OPM Borrower”).  The OPM Loan is evidenced and secured by a first lien deed of trust to be recorded against 102 finished residential lots located in Tarrant and Denton Counties, Texas.

The OPM Loan is evidenced and secured by a first lien deed of trust, a promissory note, assignments of builder lot sale contracts, and other loan documents.  The OPM Loan is guaranteed by the principal of the OPM Borrower.  The interest rate under the OPM Loan is the lower of 13% or the highest rate allowed by law.  The OPM Loan matures and becomes due and payable in full on May 28, 2012.  The OPM Loan provides the OPM Borrower with a $210,000 interest reserve, pursuant to which we will fund the OPM Borrower’s monthly interest payments and add the payments to the outstanding principal balance of the OPM Loan.  During the OPM Loan term, the OPM Borrower is required to pay down the OPM Loan by remitting to us all net proceeds of lot sales.  In connection with the OPM Loan, the OPM Borrower agreed to pay a $37,250 origination fee to our asset manager, which was charged to the OPM Borrower and funded by us at the closing of the OPM Loan.

In May 2010, an independent appraisal of the property securing the OPM Loan found the “as is” value of the property to be approximately $4,380,000.